UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008.
Commission File Number: 001-31221
Total number of pages: 16

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Notice on Partial Amendments to the Articles of Incorporation

2.	Changes in executive positions

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 13, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

May 13, 2008
To whom it may concern
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Notice of Partial Amendment to Articles of Incorporation
NTT DoCoMo, Inc. (the “Company”) hereby notifies that its Board of Directors resolved on May 13, 2008, to submit the following proposal for partial amendment to the Company’s Articles of Incorporation to the 17th Ordinary General Meeting of Shareholders to be held on June 20, 2008:
1.	Reasons for Amending the Articles of Incorporation of the Company

(1)	It is proposed to amend Article 11 to conform the Japanese terms and expressions used therein to those used in the Corporate Law of Japan (Law No. 86 of 2005).

(2)	In view of the scheduled enforcement in January 2009 of the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stock and Other Securities (Law No. 88 of 2004), it is proposed to newly create Article 3 in the Supplementary Provisions and make necessary numbering adjustments thereto, to abolish the fractional share transaction system effective August 1, 2008, as fractional shares will not be handled under the revised share transfer system following the dematerialization of stock certificates.

2.	Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Convocation)	(Convocation)
Article 11	Article 11
1.  The President shall convene, subject to resolution of the Board of Directors, an ordinary general meeting of shareholders of the Company within three months from the day next following the last day of a business (“eigyo") year and an extraordinary general meeting of shareholders from time to time whenever necessary.

1.  The President shall convene, subject to resolution of the Board of Directors, an ordinary general meeting of shareholders of the Company within three months from the day next following the last day of a business (“jigyo") year and an extraordinary general meeting of shareholders from time to time whenever necessary.

2. (Omitted)	2. (Omitted)

(Supplementary Provision)	(Supplementary Provision)
Article 1	Article 1
1. The Company shall have a transfer agent for its fractional shares.	1. (Same as present)
2. The transfer agent and the place of its handling office shall be designated by a resolution of the Board of Directors.	2. (Same as present)

1

Current Articles of Incorporation	Proposed Amendments
3.  Preparation, maintenance and the administrative services concerning the register of fractional shares shall be entrusted to the transfer agent, and the Company shall not directly provide those services.
3. (Same as present)

Article 2.	Article 2 (Same as present)
     The procedures relating to the handling of the Company’s fractional shares as well as the fees therefor shall be governed by the laws and regulations and these Articles of Incorporation and the Share Handling Regulations to be established by the Board of Directors.

(Newly Created)	Article 3
The Company shall cease to register or record any fractional shares constituting less than one full unit of stock in its register of fractional shares effective August 1, 2008.

Article 3	Article 4
Articles 1 to 3 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares ceases to exist.	Articles 1 to 4 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares ceases to exist.
3.	Schedule

(1)	Date of Ordinary General Meeting of Shareholders for Amendment to Articles of Incorporation:
June 20, 2008
(2)	Effective Date of Amendment to the Articles of Incorporations:
June 20, 2008

2

For Immediate Release
NTT DOCOMO Announces New Management Team
TOKYO, JAPAN, May 13, 2008 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 20, 2008.
1.	Changes in Executives
(1)	Representative Directors of New Board of Directors (candidates)

Name	New Position(s)	Current Position(s)
Ryuji Yamada	• President and Chief Executive Officer • Member of the Board of Directors	• Senior Executive Vice President • Member of the Board of Directors(Representative Director) NTT DoCoMo, Inc.
Kiyoyuki Tsujimura	• Senior Executive Vice President • Member of the Board of Directors	• Executive Vice President • Member of the Board of Directors NTT DoCoMo, Inc.
Masatoshi Suzuki	• Senior Executive Vice President • Member of the Board of Directors	• Executive Vice President • Member of the Board of Directors NTT DoCoMo, Inc.
Hiroshi Matsui	• Senior Executive Vice President • Member of the Board of Directors	• Advisor NTT DoCoMo, Inc.
(2)	Resigning Representative Directors

(Name)	(Current Positions)
Masao Nakamura*	President and Chief Executive Officer
Masayuki Hirata**	Senior Executive Vice President and Chief Financial Officer

*	Expected to become NTT DoCoMo corporate advisor and member of the Board of Directors on same day.

**	Expected to join InfoCom Research, Inc.

2.	Other Executive Changes
(1)	New Members of the Board of Directors (candidates)

(Name)	(Current Positions)
Kaoru Kato	Executive Vice President Member of the Board of Directors NTT DoCoMo Kansai, Inc.
Mitsunobu Komori	Senior Vice President NTT DoCoMo, Inc.
Katsuhiro Nakamura	Senior Vice President NTT DoCoMo, Inc.
Hiroshi Tsujigami*	General Manager, Business Management Corporate Strategy Planning Department Nippon Telegraph and Telephone Corporation

*	Candidate for outside board member
(2)	New Corporate Auditors (candidates)

(Name)	(Current Position)
Kenichi Aoki	President, DoCoMo Support, Inc.
Shunichi Tamari	President, DoCoMo Engineering, Inc.

(3)	New Senior Vice Presidents (candidates)

(Name)	(Current Positions)
Akio Oshima	Senior Executive Vice President Member of the Board of Directors NTT DoCoMo Kansai, Inc.
Haruhide Nakayama	President Member of the Board of Directors NTT DoCoMo Chugoku, Inc.
Shozo Nishimura*	President Member of the Board of Directors NTT DoCoMo Shikoku, Inc.
Toru Kobayashi*	Executive Vice President Member of the Board of Directors NTT DoCoMo Tokai, Inc.
Masaaki Sado	Executive Vice President Member of the Board of Directors NTT DoCoMo Kansai, Inc.
Yasuhiro Taguchi	Managing Director of Carrier & Regulatory Affairs Office NTT DoCoMo, Inc.
Shoji Suto	Managing Director of Sales Promotion Department NTT DoCoMo, Inc.
Seizo Onoe	Managing Director of Radio Access Network Development NTT DoCoMo, Inc.
Tadashi Kitamura*	Member of the Board NTT DoCoMo Tokai, Inc.
Fumio Iwasaki*	Senior Executive Vice President Member of the Board of Directors NTT DoCoMo Kyushu, Inc.
Yoshiharu Yamazaki*	Executive Vice President Member of the Board of Directors NTT DoCoMo Shikoku, Inc
Tetsuya Suzuki*	Executive Vice President Member of the Board of Directors NTT DoCoMo Tohoku, Inc.

*	Expected to assume position on July 1, 2008.

(4)	Resigning Members of the Board of Directors

(Name)	(Current Position)
Takanori Utano	Executive Vice President [expected to join DoCoMo Technology, Inc.]
Noriaki Ito	Senior Vice President [expected to join Nippon Telegraph and Telephone West Corporation]
Toshiki Nakayama	Member of the Board
(5)	Resigning Corporate Auditors

(Name)	(Current Position)
Shinichi Nakatani	Corporate Auditor [expected to become Advisor]
Shoichi Matsuhashi	Corporate Auditor [expected to become Advisor]
(6)	Resigning Executive/ Senior Vice Presidents

(Name)	(Current Position)
Seiji Tanaka	Executive Vice President
Takeshi Natsuno	Senior Vice President
(7)	Executive Vice Presidents and Members of the Board of Directors (candidates)

Harunari Futatsugi	Executive Vice President Member of the Board of Directors NTT DoCoMo, Inc.
Bunya Kumagai	Executive Vice President Member of the Board of Directors NTT DoCoMo, Inc.
Kazuto Tsubouchi	Senior Vice President Member of the Board of Directors NTT DoCoMo, Inc.
Kaoru Kato	Executive Vice President Member of the Board of Directors NTT DoCoMo Kansai, Inc.
Mitsunobu Komori	Senior Vice President NTT DoCoMo, Inc.

(8)	Executive Vice President

Akio Oshima	Senior Executive Vice President Member of the Board of Directors NTT DoCoMo Kansai, Inc.
Haruhide Nakayama	President Member of the Board of Directors NTT DoCoMo Chugoku, Inc.
Shozo Nishimura*	President Member of the Board of Directors NTT DoCoMo Shikoku, Inc.
Toru Kobayashi*	Executive Vice President Member of the Board of Directors NTT DoCoMo Tokai, Inc.

*	Expected to assume position on July 1, 2008.

3.	New Executive Positions and Organizational Responsibilities (proposed)

Organizational Responsibilities
Position(s)	Name	From June 20 - June 30, 2008	From July 1, 2008
President and Chief Executive Officer Member of the Board of Directors	Ryuji Yamada
Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Managing Director of Products & Services Division Information Systems Department Intellectual Property Department Procurement and Supply Department	Responsible for: - Multimedia Services - Technology
Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Managing Director of Global Business Division
Public Relations Department
Legal Department
General Affairs Department
Human Resources Management Department
Internal Audit Department
		Investor Relations Department	Responsible for: - Global Business - Corporate
Senior Executive Vice President Member of the Board of Directors	Hiroshi Matsui	Information Security Department Corporate Citizenship Department Responsible for Branches	Responsible for: - CSR - Branches in Kanto and Koshinetsu areas
Executive Vice President Member of the Board of Directors	Harunari Futatsugi	Managing Director of Network Division	Responsible for: - Network
Executive Vice President Member of the Board of Directors	Bunya Kumagai	Managing Director of Marketing Division	Responsible for: - Consumer Sales
Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department Affiliated Companies Department	Managing Director of Accounts and Finance Department Responsible for: - Business Alliance
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department	Managing Director of Corporate Strategy & Planning Department

Organizational Responsibilities
Position(s)	Name	From June 20 - June 30, 2008	From July 1, 2008
Executive Vice President Member of the Board of Directors	Mitsunobu Komori	Managing Director of Research and Development Division	Managing Director of R&D Center
Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department	Managing Director of Human Resources Management Department
Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department
Member of the Board of Directors	Masao Nakamura	Corporate Advisor	Corporate Advisor
Member of the Board of Directors	Hiroshi Tsujigami
Executive Vice President	Akio Oshima	Managing Director of Corporate Marketing Division	Managing Director of Corporate Marketing Division
Executive Vice President	Haruhide Nakayama	Deputy Managing Director of Corporate Marketing Division	Deputy Managing Director of Corporate Marketing Division
Executive Vice President	Shozo Nishimura	¯	Managing Director of Kansai regional office
Executive Vice President	Toru Kobayashi	¯	Managing Director of Tokai Regional Office
Senior Vice President	Hiroaki Nishioka*	Managing Director of DCMX Business Department	Managing Director of Credit Card Business Division
Senior Vice President	Masaki Yoshikawa**	Responsible for U.S. operations, Global Business Division	Responsible for: - U.S. operations, Global Business Division
Senior Vice President	Tatsuji Habuka	Managing Director of Service & Solution Development Department	Managing Director of Services & Solution Development Department
Senior Vice President	Akiko Ide	Managing Director of Corporate Citizenship Department	Managing Director of Chugoku Regional Office

*	Will become Managing Director of the Hokkaido Regional Office on July 14, 2008

**	Will become Managing Director of the Credit Card Business Division on July 14, 2008

Organizational Responsibilities
Position(s)	Name	From June 20 - June 30, 2008	From July 1, 2008
Senior Vice President	Yuji Araki	Managing Director of Public Relations Department Managing Director of Advertisement Department	Managing Director of Advertising & Promotion Department
Senior Vice President	Kiyoshi Tokuhiro	Managing Director of Network Planning Department	Managing Director of Network Department
Senior Vice President	Seiji Nishikawa	Managing Director of Information Systems Department	Managing Director of Information Systems Department
Senior Vice President	Toshinari Kunieda	Managing Director of Global Business Department	Managing Director of Global Business Division
Senior Vice President	Tsutomu Shindou	Managing Director of Corporate Marketing Department I	Managing Director of Corporate Marketing Department I
Senior Vice President	Kazuhiro Yoshizawa	Managing Director of Corporate Marketing Department II	Managing Director of Corporate Marketing Department II
Senior Vice President	Kiyohito Nagata	Managing Director of Product Department	Managing Director of Product Department
Senior Vice President	Tooru Azumi	Managing Director of DIG Promotion Office	Managing Director of Business Process Improvement Office
Senior Vice President	Masaaki Sado	Deputy Managing Director of Corporate Branding Division	Managing Director of Strategic Marketing Department
Senior Vice President	Yasuhiro Taguchi	General Manager of Kanagawa Branch	General Manager of Kanagawa Branch
Senior Vice President	Shoji Suto	Managing Director of Sales Promotion Department	Managing Director of Sales Promotion Department
Senior Vice President	Seizo Onoe	Managing Director of R&D Strategy Department Managing Director of Radio Access Network Development Department	Managing Director of R&D Strategy Department
Senior Vice President	Tadashi Kitamura	¯	Managing Director of Hokuriku Regional Office
Senior Vice President	Fumio Iwasaki	¯	Managing Director of Kyushu Regional Office
Senior Vice President	Yoshiharu Yamazaki	¯	Managing Director of Shikoku Regional Office
Senior Vice President	Tetsuya Suzuki	¯	Managing Director of Tohoku Regional Office

For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

Attachment. 1
Corporate Auditors

Position	Name
Corporate Auditor	Haruo Imai
Corporate Auditor	Kyouichi Yoshizawa
Corporate Auditor	Takaaki Wakasugi
Corporate Auditor	Kenichi Aoki
Corporate Auditor	Shunichi Tamari

Attachment.2
Organizational map (as of July 1, 2008)